Exhibit A


Contact:   Karen Cook                            Contact:   Robert Siegfried
           General Partner                                  Kekst and Company
           Steinhardt Partners, L.P.                        (212) 593-2655
           (212) 490-2727




FOR IMMEDIATE RELEASE


            STEINHARDT FUNDS TO MAKE DISTRIBUTION IN KIND OF
             SUNBEAM CORPORATION UNRESTRICTED COMMON STOCK



New York, New York, September 18, 1996 -- The Steinhardt organization today announced that investors in each of the three Steinhardt funds owning shares of Sunbeam Corporation common stock will receive a pro rata distribution-in-kind.

The Steinhardt funds, which publicly announced in October 1995 the decision to wind down, have already distributed a substantial portion of investors' capital. The funds have continued to manage sub-accounts of certain remaining investments, of which Sunbeam is a sizeable holding. The funds owning shares of Sunbeam are Steinhardt Partners, L.P., Institutional Partners, L.P. and S.P. International, S.A.

The Steinhardt funds noted that Sunbeam common shares have appreciated substantially since the appointment of Albert J. Dunlap as Sunbeam's Chairman and CEO on July 18, 1996. In their letter to investors the funds emphasized that they have the highest regard for new management.

The exact number of Sunbeam shares to be pro rated to each investor will be based on the New York Stock Exchange Composite closing price of Sunbeam on Thursday, September 19th. As of the last public filing the funds owned 17,144,677 shares of Sunbeam, approximately 20.5% of the company.